Mary Ann Frantz, P.C.
maryann.frantz@millernash.com
(503) 205-2552 direct line

March 17, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Corporation Finance

Subject:	Preliminary Proxy Materials for 2011 Annual Meeting of Shareholders of Mentor Graphics Corporation filed on March 17, 2011

Ladies and Gentlemen:

On behalf of Mr. Carl C. Icahn and related participants (the "Participants") in a proxy solicitation regarding the 2011 annual meeting of shareholders of Mentor Graphics Corporation, submitted for filing pursuant to Rule 14a-6(a) are the following preliminary proxy materials:

1.	Cover page for Schedule 14A.

2.	Preliminary Proxy Statement of the Participants.

3.	Form of proxy card.

The Participants plan to file and distribute definitive proxy materials to shareholders of Mentor Graphics Corporation beginning March 28, 2011.

Very truly yours,

/s/ Mary Ann Frantz, P.C.

cc.  Mr. Jesse A. Lynn